Exhibit 99.1

MEDIROM Launches Partnership with Tools for Humanity in February;

Projects Approximately $39 Million in Income Before Income Taxes Over Two Years Following Expansion to 3,000 Nationwide Locations

Tokyo, Japan – February 26, 2026 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; President and CEO: Kouji Eguchi; listed on the Nasdaq Capital Market: NASDAQ: MRM) announced that the Master Service Agreement (the “Agreement”) entered into with Tools for Humanity (co-founded by Sam Altman and Alex Blania) and World Foundation became effective on February 2, 2026.

Currently, Orbs are installed at more than 150 locations, primarily at relaxation studios “Re.Ra.Ku” operated by the MEDIROM Group. Cumulative authentications have surpassed 20,000 to date.

Based on the current authentication performance levels, if MEDIROM achieves its target of expanding to approximately 3,000 locations nationwide in Japan, the Company estimates that it could generate income before income taxes of approximately USD 39 million (approximately JPY 6.10 billion*) over the next two years under the Agreement.

*Exchange rate of USD 1 = JPY 156.36 as of February 25, 2026 (Source: Bloomberg)

■ About Tools for Humanity

Tools for Humanity (TFH) is a global technology company established to build for humans in the age of AI. Founded by Sam Altman and Alex Blania, it led the initial development of World Network and operates World App. Tools for Humanity Corporation is headquartered in San Francisco, California and Munich, Germany. To learn more, visit: https://www.toolsforhumanity.com/

■ About MEDIROM Group

MEDIROM Group operates approximately 300 wellness salons under the “Re.Ra.Ku®” brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the 24/7 recharge-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

NASDAQ Symbol: MRM
Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Website: https://medirom.co.jp/en

Contact: ir@medirom.co.jp

■ Forward-Looking Statements Regarding MEDIROM

These forward-looking statements are based on MEDIROM’s current expectations, assumptions and internal projections and are subject to various known and unknown risks and uncertainties. They do not represent guaranteed future income or results, nor do they constitute binding contractual commitments. Actual results may differ materially from those expressed or implied by these forward-looking statements.

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “designate,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives, including the full-scale adoption of World ID and deployment of Orb authentication terminals across 3,000 locations on the planned timeline, the establishment of appropriate training and operational oversight, Orb production capacity and delivery schedules, and achieving its targeted number of verifications;
●	the MSA being early terminated by the World parties for convenience or any other reason;
●	Changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
●	MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
●	MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	MEDIROM’s ability to raise additional capital on acceptable terms or at all;
●	MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
●	changes in consumer preferences and MEDIROM’s competitive environment;
●	MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.